SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. 6)*

                             Harmony Holdings, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    41322310
                                 (CUSIP Number)

                              Avron L. Gordon, Esq.
                             Brett D. Anderson, Esq.
                             Briggs and Morgan, P.A.
                                 2400 IDS Center
                              Minneapolis, MN 55402
                                 (612) 334-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 2, 1998
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                         (Continued on following pages)



                               (Page 1 of 7 Pages)



--------------------------------------------------------------                           -------------------------------------------
CUSIP No.  41322310                                                       13D                       Page  2  of  7  Pages
--------------------------------------------------------------                           -------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Children's Broadcasting Corporation
         41-1663712
                                                                                         -------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                          (a) [ ]
                                                                                                                          (b) [ ]

                                                                                         -------------------------------------------
3        SEC USE ONLY



                                                                                         -------------------------------------------
4        SOURCE OF FUNDS*

         WC

                                                                                         -------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]


                                                                                         -------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota


                                                                                         -------------------------------------------
                           7        SOLE VOTING POWER

                                    3,682,962
                                                                                        -------------------------------------------
        NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                 0
         OWNED BY
           EACH                                                                          -------------------------------------------
        REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                     3,682,962

                                                                                         -------------------------------------------
                          10        SHARED DISPOSITIVE POWER

                                    0

                                                                                         -------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,682,962

                                                                                         -------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                                         -------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.1%

                                                                                         -------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO

                                                                                         -------------------------------------------

                                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


         Children's Broadcasting Corporation (the "Company") hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed on July 31, 1997, and amended on September 23, 1997, September 30, 1997, October 1, 1997, July 2, 1998 and July 17, 1998, with respect to its beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of Harmony Holdings, Inc., a Delaware corporation ("Harmony").

         Items 4 and 5 of the Schedule 13D are hereby amended and restated to read as follows:

Item 4:           Purpose of Transaction.

         The Company performed the Share Purchases (as hereinafter defined) to increase the Company's investment in Harmony. The Company reserves the right to purchase additional shares of Common Stock, on the open market or through direct purchases from Harmony, if it deems such action to be in its best interest.

         The Company has resolved to invest such funds in Harmony to allow it to meet its working capital requirements through June 30, 1999. Such investment may take the form of loans or the purchase of securities.

         The Company also intends, directly and through Harmony, to further expand its television commercial production business and holdings through acquisitions and the hiring of creative talent. Such acquisitions could potentially involve an extraordinary corporate transaction, such as a merger between the Company and Harmony. As of the date hereof, the Company does not have any understandings, commitments, agreements or plans with respect to any such acquisitions.

         Other than the information disclosed above, the Company does not presently have plans or proposals which relate to, or would result in, any of the matters listed in Paragraphs (a) through (j) of Item 4 of
         Schedule 13D.

Item 5:           Interest in Securities of the Issuer.

         THE REPORTING PERSON

         (a) As of November 23, 1998, the Company beneficially owned 3,682,962 shares of Common Stock of Harmony, constituting approximately 49.1% of the outstanding Common Stock of Harmony.

         (b) As of November 23, 1998, the Company had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 3,682,962 shares of Common Stock of Harmony.




                               (Page 3 of 7 Pages)

         (c) On November 2, 1998, the Company purchased 225,000 shares of Common Stock of Harmony at $2.75 per share from Pyramid Partners, L.P. ("Pyramid"), an entity controlled by Richard W. Perkins, a director of the Company, Perkins & Partners, Inc., Profit Sharing Plan & Trust, an entity controlled by Mr. Perkins, and Christopher T. Dahl and the State Bank of New Prague Joint Account. Christopher T. Dahl is the President, Chief Executive Officer and a director of the Company. On November 5, 1998, the Company purchased 269,231 shares of Common Stock of Harmony at $1.30 per share from Harmony. These transactions are collectively referred to herein as the "Share Purchases."

         (d) The Company used working capital for the Share Purchases.

         (e)      Not applicable.

         CHRISTOPHER T. DAHL

         (a) As of November 23, 1998, Christopher T. Dahl, the President, Chief Executive Officer and Chairman of the Board of the Company, beneficially owned 135,000 shares of Common Stock of Harmony, constituting approximately 1.8% of the outstanding Common Stock of Harmony.

         (b) As of November 23, 1998, Mr. Dahl had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 135,000 shares of Common Stock of Harmony.

         (c) In March 1998, Harmony issued a ten-year incentive stock option to Mr. Dahl for the purchase of 300,000 shares of Common Stock at a per share exercise price of $1.375. Such option vests in increments of one-third upon achieving certain increases in the closing price of Harmony's Common Stock; namely, one-third vests after a closing price in excess of $1.71875 per share, an additional one-third vests after a closing price in excess of $2.0625 per share and the remaining one-third vests after a closing price in excess of $2.75 per share. As of November 23, 1998, one-third of such option had vested.

                  In March 1998, Harmony issued a five-year director stock option to Mr. Dahl for the purchase of 75,000 shares of Common Stock at a per share exercise price of $1.375. One-third of such option vested upon issuance, one-third vests in March 1999 and the remaining one-third vests in March 2000.

         (d)      Not applicable.

         (e)      Not applicable.





                               (Page 4 of 7 Pages)

         JAMES G. GILBERTSON

         (a) As of November 23, 1998, James G. Gilbertson, the Chief Operating Officer of the Company, beneficially owned 25,000 shares of Common Stock of Harmony, constituting less than 1.0% of the outstanding Common Stock of Harmony.

         (b) As of November 23, 1998, Mr. Gilbertson had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 25,000 shares of Common Stock of Harmony.

         (c) In March 1998, Harmony issued a ten-year incentive stock option to Mr. Gilbertson for the purchase of 75,000 shares of Common Stock at a per share exercise price of $1.375. Such option vests in increments of one-third upon achieving certain increases in the closing price of Harmony's Common Stock; namely, one-third vests after a closing price in excess of $1.71875 per share, an additional one-third vests after a closing price in excess of $2.0625 per share and the remaining one-third vests after a closing price in excess of $2.75 per share. As of November 23, 1998, one- third of such option had vested.

         (d)      Not applicable.

         (e)      Not applicable.

         LANCE W. RILEY

         (a) As of November 23, 1998, Lance W. Riley, the General Counsel and Secretary of the Company, beneficially owned 25,000 shares of Common Stock of Harmony, constituting less than 1.0% of the outstanding Common Stock of Harmony.

         (b) As of November 23, 1998, Mr. Riley had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 25,000 shares of Common Stock of Harmony.

         (c) In March 1998, Harmony issued a ten-year incentive stock option to Mr. Riley for the purchase of 75,000 shares of Common Stock at a per share exercise price of $1.375. Such option vests in increments of one-third upon achieving certain increases in the closing price of Harmony's Common Stock; namely, one-third vests after a closing price in excess of $1.71875 per share, an additional one-third vests after a closing price in excess of $2.0625 per share and the remaining one-third vests after a closing price in excess of $2.75 per share. As of November 23, 1998, one-third of such option had vested.

         (d)      Not applicable.




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



         (e)      Not applicable.

         RICHARD W. PERKINS

         (a) As of November 23, 1998, Richard W. Perkins beneficially owned 225,000 shares of Common Stock of Harmony, constituting approximately 3.0% of the outstanding Common Stock of Harmony.

         (b) As of November 23, 1998, Mr. Perkins, as President of Perkins Capital Management, Inc., which is the General Partner of Pyramid, had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 225,000 shares of Common Stock of Harmony. Mr. Perkins disclaims beneficial ownership of shares of Common Stock of Harmony owned by Perkins Capital Management, Inc.

         (c) In March 1998, Harmony issued a five-year director stock option to Mr. Perkins for the purchase of 75,000 shares of Common Stock at a per share exercise price of $1.375. One-third of such option vested upon issuance, one-third vests in March 1999 and the remaining one-third vests in March 2000.

         (d)      Not applicable.

         (e)      Not applicable.




                               (Page 6 of 7 Pages)

                                    SIGNATURE

         After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                     Dated:  November 23, 1998

                     CHILDREN'S BROADCASTING CORPORATION



                     By:  /s/ Christopher T. Dahl
                              Christopher T. Dahl
                              Chairman of the Board of Directors, President and Chief Executive Officer



                            (Page 7 of 7 Pages)